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                                INDEMNIFICATION


        Section 6. The corporation shall indemnify its officers, directors, employees and agents to the full extent permitted by the General Corporation Law of Delaware. Expenses incurred by a director or member of the Executive Committee of the corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he is or was a director or member of the Executive Committee of the corporation (or was serving at the corporation's request as a director or officer of another corporation) shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or member of the Executive Committee to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by relevant sections of the General Corporation Law of Delaware.